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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13E-4 THEREUNDER)
                            ------------------------

                               INTEGON CAPITAL I
                                (NAME OF ISSUER)

                              INTEGON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                      10 3/4% CAPITAL SECURITIES, SERIES B
                         (TITLE OF CLASS OF SECURITIES)

                                   45811BAC3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             BERNARD J. BUSELMEIER
                        C/O MOTORS INSURANCE CORPORATION
                           485 WEST MILWAUKEE AVENUE
                            DETROIT, MICHIGAN 48202
                                 (313) 556-2428
                            ------------------------

                                (WITH COPIES TO)

                                 EDWIN D. MASON
                                FOLEY & LARDNER
                            330 NORTH WABASH AVENUE
                                   SUITE 3300
                            CHICAGO, ILLINOIS 60611
                                 (312) 755-2532
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVED NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               NOVEMBER 12, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $134,733,000                                     $26,230

* Calculated solely for purposes of determining the filing fee, based upon the purchase of all of the outstanding Capital Securities at the total consideration of $1,347.33 per $1,000 liquidation value (including the amount attributable to any consent payment but excluding any accumulated distributions).

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                            Form or Registration No.:
Amount Previously Paid: --------------------------                                      -------------------------
Filing Party:
  ----------------------------------------                  Date Filed: -----------------------------------------

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

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Integon Capital I, a statutory business trust created under the laws of the State of Delaware (the "Issuer"), and its principal executive office is located at 500 West Fifth Street, Winston-Salem, North Carolina 27152.

     (b) The securities being sought are 10 3/4% Capital Securities, Series B of the Issuer (the "Capital Securities"). As of November 10, 1997, the aggregate liquidation amount of Capital Securities outstanding was $100,000,000. Integon Corporation (the "Company") is offering to purchase all of the outstanding Capital Securities for the total consideration of $1,347.33 per $1,000 liquidation amount of Capital Securities tendered (including the amount attributable to any consent payment but excluding any accumulated distributions). No Capital Securities are held by any officer, director or affiliate of the Issuer.

     (c) See "Price Ranges of the Capital Securities" in the Offer to Purchase and Consent Solicitation Statement dated November 12, 1997 (the "Offer to Purchase"), incorporated herein by reference.

     (d) The person filing this statement is the Company, a Delaware corporation whose principal executive office is located at 500 West Fifth Street, Winston-Salem, North Carolina 27152. The Company was the sponsor and depositor of the Issuer and owns all of the outstanding Common Securities of the Issuer. See "The Company" and "Description of the Trust Securities" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Tender Offer and the Consent Solicitation -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in "Purpose and Effects of the Tender Offer and the Consent Solicitation" in the Offer to Purchase is incorporated herein by reference.

     (a) None.

     (b) None.

     (c) None.

     (d) None.

     (e) None.

     (f) None.

     (g) None.

     (h) None.

     (i) None.

     (j) None.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Issuer nor the Company is aware of any such transaction. The information set forth in "Transactions and Arrangements Concerning the Capital Securities" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "The Tender Offer and the Consent Solicitation -- The Dealer Manager" and "The Tender Offer and the Consent Solicitation -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)(1),(2) See "Selected Consolidated Financial Information" and "Capitalization" in the Offer to Purchase and the financial statements and notes related thereto contained in the Company's Form 10-K/A for the year ended December 31, 1996 dated September 15, 1997 and its Form 10-Q/A for the quarter ended June 30, 1997 dated September 15, 1997, each of which are incorporated herein by reference.

     (a)(3) The information set forth in "Selected Consolidated Financial Information" in the Offer to Purchase is incorporated herein by reference.

     (a)(4) The information set forth in "Selected Consolidated Financial Information" in the Offer to Purchase is incorporated herein by reference.

     (b)(1),(2),(3) The information set forth in "Selected Consolidated Financial Information" in the Offer to Purchase is incorporated herein by reference.

8.  ADDITIONAL INFORMATION.

     a. None.

     b. None, except for compliance with (i) the Securities Exchange Act of 1934, (ii) Rule 13e-4 promulgated thereunder, (iii) applicable requirements of state securities or "blue sky" laws, and (iv) the Trust Indenture Act of 1939.

     c. Not applicable.

     d. None.

     e. The Offer to Purchase should be read in its entirety and, in its entirety, is incorporated herein by reference.

9.  MATERIALS TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase and Consent Solicitation Statement, dated November 12, 1997.

     (a)(2) Form of Consent and Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to DTC Participants.

     (a)(5) Form of Letter to Beneficial Holders.

     (a)(6) Form of Letter to Holders of Physical Securities.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b) Not applicable.

     (c) None.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                          INTEGON CORPORATION

                                          By: /s/ BERNARD J. BUSELMEIER
                                            ------------------------------------
                                                        (Signature)

                                          Name: Bernard J. Buselmeier
                                              ----------------------------------

                                          Title: Executive Vice President
                                             -----------------------------------

November 12, 1997.
(Date)

                                 EXHIBIT INDEX

      EXHIBIT
        NO.                               DESCRIPTION
      -------                             -----------
    99(a)(1)      Offer to Purchase and Consent Solicitation Statement, dated
                  November 12, 1997.
    99(a)(2)      Form of Consent and Letter of Transmittal.
    99(a)(3)      Form of Notice of Guaranteed Delivery.
    99(a)(4)      Form of Letter to DTC Participants.
    99(a)(5)      Form of Letter to Beneficial Holders.
    99(a)(6)      Form of Letter to Holders of Physical Securities.
    99(a)(7)      Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
      (b)         Not applicable.
    99(c)         None.
      (d)         None.
      (e)         Not applicable.
      (f)         None.